SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from _____ to _____

Commission file number: 0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon 97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1	Consent of Symonds, Evans & Company, P.C
32.1	Certification of Executive Vice President/Chief Human Resource Officer

SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 26, 2008	By: /s/ Peggy L. Biss

Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2007 and 2006

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
June 26, 2008

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006

ASSETS

Investments, at fair value:
Shares of registered investment companies	$19,573,027	$15,921,529
Corporate common stock - Cascade Bancorp Stock Fund	2,849,521	5,970,917
Participant notes receivable	183,590	120,688

Total investments	22,606,138	22,013,134

Receivables:
Employer matching contribution	1,070,472	860,082
Employer profit sharing contribution	929,528	897,229
Participant contributions	437	58,897

Total receivables	2,000,437	1,816,208

Net assets available for benefits	$24,606,575	$23,829,342

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(2,779,411)	$3,833,049
Interest and dividends	1,150,465	636,616

	(1,628,946)	4,469,665
Contributions:
Participant salary deferrals	1,778,246	1,516,880
Employer	1,993,172	1,757,311
Participant rollovers	586,767	3,397,864

	4,358,185	6,672,055

Total additions	2,729,239	11,141,720

Deductions from net assets attributed to -
Benefits paid to participants	1,952,006	2,279,998

Net increase	777,233	8,861,722

Net assets available for benefits:
Beginning of year	23,829,342	14,967,620

End of year	$24,606,575	$23,829,342

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed six months of service and are at least 18 years of age. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee designated by the Employer. MFS Investment Management (MFS Investment) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund). Reliance Trust Company (Reliance) is the custodian for the Plans’ investments in the Cascade Bancorp Stock Fund. MFS Investment and Reliance are collectively referred to as “the Custodian.” National Associates, Inc. N.W. (National) and Sun Life Retirement Services (U.S.), Inc. (formerly, “MFS Retirement Services, Inc.”) (Sun Life) provide plan administration services. National and Sun Life are collectively referred to as “the Plan Administrator.” In February 2008, Sun Life Financial Inc. (the parent company of Sun Life) sold Sun Life to The Hartford Financial Services Group, Inc.

In April 2006, the Employer completed its acquisition of F&M Holding Company (F&M). In conjunction with this acquisition, effective April 20, 2006, all existing employees of F&M who met the Plan’s eligibility requirements (based on prior service with F&M) became participants in the Plan. As permitted under the provisions of the Plan, a significant number of such participants elected to rollover their account balances from F&M’s existing employee benefit plan (which was subsequently terminated) to the Plan.

Contributions

Each participant may elect to contribute to the Plan a portion of his or her total annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions). At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC. Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year. For the years ended December 31, 2007 and 2006, the Employer approved matching contributions aggregating $1,070,472 and $860,082, respectively, which represented 100% of each participant’s contributions up to a maximum Employer contribution of 6% of the participant’s compensation. In addition, the Employer approved discretionary non-elective profit sharing contributions of $929,528 and $897,229 to the Plan for the years ended December 31, 2007 and 2006, respectively. The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1.	Description of the Plan (continued)

Participants’ accounts

A separate account is maintained for each participant of the Plan. Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions, (b) the Employer’s profit sharing contributions, and (c) the Plan’s net earnings (losses).

A participant’s share of the Employer’s profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan. Earnings (losses) for each investment fund are allocated to the participant accounts based on the individual participant’s account balance as compared to the related fund’s total balance. All forfeitures are used to reduce future Employer contributions. Such forfeitures were $113,392 and $140,757 for the years ended December 31, 2007 and 2006, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers. These amounts cannot be forfeited for any reason. Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of credited service	Vesting percentage

Less than 2	0%
2	20%
3	40%
4	70%
5 or more	100%

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan. In addition, upon death, disability, normal retirement at age 65 or older, or early retirement at age 55 and five years of service, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Participant notes receivable

In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months. Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. Participant borrowings are evidenced by notes and are

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1.	Description of the Plan (continued)

secured by up to 50% of the total vested balance in the participant’s account. The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator which is fixed at the time of the note. Principal and interest payments are paid ratably through payroll deductions. The interest rates on participant notes receivable outstanding at December 31, 2007 ranged from 5.00% to 9.25%.

Payment of benefits

Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws. Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Trustee and administrative expenses

At the Employer’s discretion, certain expenses of the Plan have been paid directly by the Employer; other trustee and administrative expenses have been paid by the Plan.

Plan amendment

Effective January 1, 2008, the Plan was amended to (a) allow participants to make deferrals on incentives and commissions in addition to base compensation, (b) allow employees to begin making salary deferrals the first month following 30 days of employment instead of after six months of employment, (c) allow Employer matching contributions on a per-pay-period basis instead of an annual basis, (d) add a Roth 401(k) option to the Plan, and (e) add an auto-enrollment feature that provides for a 3% deferral rate to the Plan, unless eligible employees elect otherwise.

2.	Summary of significant accounting policies

Basis of accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

2.	Summary of significant accounting policies (continued)

Investment valuation

The Plan’s investments in shares of registered investment companies and the Cascade Bancorp Stock Fund are stated at fair value. The fair value of shares of registered investment companies is based on the market value of the underlying investments, as determined by the respective fund manager. The fair value of investments in the Cascade Bancorp Stock Fund is based on quoted market prices. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds. Investment funds are exposed to certain risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements. As of June 26, 2008, the per share value of the Employer’s common stock – which is the primary investment held by the Cascade Bancorp Stock Fund – had declined in value by approximately 43% as compared to December 31, 2007.

Income recognition

Salary deferral contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Participant rollover contributions are recorded when they are received by the Plan. Employer matching contributions are accrued as earned by the participants. Employer profit sharing contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid. At December 31, 2007 and 2006, there were no amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid.

3.	Investments

All investments are participant-directed. As of December 31, 2007, 18 registered investment companies and the Cascade Bancorp Stock Fund were available as investment options. Participants should refer to the investment funds’ prospectuses for a complete description of the individual investment funds.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

3.	Investments (continued)

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006:

	2007	2006

Corporate common stock - Cascade Bancorp Stock Fund	$2,849,521	$5,970,917

Shares of registered investment companies:
Davis New York Venture Fund A	2,577,316	2,252,954
MFS Research International Fund	2,514,507	1,836,334
American Funds Growth Fund of America R3	1,945,030	1,697,609
MFS Utilities Fund R4	1,875,647	1,555,718
T. Rowe Price Retirement 2020 Advantage	1,559,406	—
Thornburg Core Growth Fund A	1,356,865	1,248,539

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2007	2006

Shares of registered investment companies	$370,607	$1,453,017
Corporate common stock	(3,150,018)	2,380,032

	$(2,779,411)	$3,833,049

4.	Related party transactions

The majority of the Plan’s investments are invested in funds managed by MFS Investment. A portion of the Plan’s investments are also invested in the common stock of the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions. In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2007 and 2006, and certain of the Plan’s trustees are participants in the Plan.

5.	Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become fully vested in their accounts. Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

6.	Income tax status

The Employer adopted a non-standardized Prototype Defined Contribution Plan and Trust developed by National. The Internal Revenue Service has determined and informed the Employer by a letter dated December 1, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007 and 2006. Consequently, no provision for income taxes has been included in the accompanying financial statements.

7.	Reconciliation of financial statements to the Form 5500

The following are reconciliations of total investment income (loss), total contributions, and benefits paid to participants according to the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Total investment income (loss) according to the financial statements	$(1,628,946)	$4,469,665
Other	—	33

Total investment income (loss) according to the Form 5500	$(1,628,946)	$4,469,698

Total contributions according to the financial statements	$4,358,185	$6,672,055
Forfeitures	113,392	140,757
Other	—	(90)

Total contributions according to the Form 5500	$4,471,577	$6,812,722

Benefits paid to participants according to the financial statements	$1,952,006	$2,279,998
Forfeitures	113,392	140,757

Benefits paid to participants according to the Form 5500	$2,065,398	$2,420,755

Forfeitures of participants’ nonvested account balances are recorded as reductions of Employer contributions in the accompanying financial statements; such forfeitures are recorded as benefit payments on the Form 5500.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 93-0658404
PLAN: 001

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

CORPORATE COMMON STOCK -
*	Cascade Bancorp	Cascade Bancorp Stock Fund (151,179.469 units)	**	$2,849,521

SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Funds	Davis New York Venture Fund A (64,416.809 units)	**	2,577,316

*	MFS Retirement Services, Inc.	MFS Research International Fund (130,015.855 units)	**	2,514,507

	American Funds	American Funds Growth Fund of America R3 (58,025.947 units)	**	1,945,030

*	MFS Retirement Services, Inc.	MFS Utilities Fund R4 (96,982.777 units)	**	1,875,647

	T. Rowe Price	T. Rowe Price Retirement 2020 Advantage (88,251.590 units)	**	1,559,406

	Thornburg Investment Management	Thornburg Core Growth Fund A (68,184.173 units)	**	1,356,865

*	MFS Retirement Services, Inc.	MFS Value Fund R4 (39,326.993 units)	**	1,041,772

*	MFS Retirement Services, Inc.	MFS Fixed Fund - Institutional (1,038,102.690 units)	**	1,038,103

	T. Rowe Price Retirement Fund, Inc.	T. Rowe Price Retirement 2010 Advantage (54,108.418 units)	**	873,851

*	MFS Retirement Services, Inc.	MFS Total Return Fund R4 (55,088.196 units)	**	839,544

*	A party-in-interest as defined by ERISA.

**	Cost omitted for participant-directed investments.

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN: 93-0658404
PLAN: 001

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

	Columbia Management	Columbia Acorn Fund A (25,616.293 units)	**	$739,542

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030 Advantage (38,373.712 units)	**	727,949

	American Beacon Advisors, Inc.	American Beacon Small-Cap Value Fund I (40,371.542 units)	**	710,943

*	MFS Retirement Services, Inc.	MFS Bond Fund R4 (40,309.089 units)	**	498,623

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund A (12,932.261 units)	**	457,155

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040 Advantage (22,800.410 units)	**	435,944

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Income Advantage (16,247.163 units)	**	216,087

	The Dreyfus Corporation	Dreyfus Basic S&P 500 Stock Index Fund A (5,415.584 units)	**	164,743

	TOTAL SHARES OF REGISTERED INVESTMENT COMPANIES			19,573,027

PARTICIPANT NOTES RECEIVABLE -
*	Participant loans	Participant notes receivable with interest fixed at prime lending rate plus 1.00% at time of borrowing (5.00% - 9.25%)	—	183,590

		Total investments		$22,606,138

*	A party-in-interest as defined by ERISA.

**	Cost omitted for participant-directed investments.

See accompanying notes.